NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology closes private placement

Rochester, NY — (March 27, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed its proposed non-brokered private placement, as announced on March 17, 2017. Gross proceeds of CDN$171,000.00 were raised through the sale of 900,000 units at a price of $0.19 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.25 for a period of 36 months.

Finder’s fees of $11,970.00 were paid in cash in association with the placement, and 63,000 finder’s warrants, bearing the same terms as the placement warrants, were issued.

All securities issued in the private placement are subject to a hold period in Canada expiring on July 24, 2017. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.